May 22, 2007

Mr. Robert S. Littlepage

Accountant Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 3720

Washington, DC 20549-3561

Re:	MPS Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2006

Filed February 28, 2007

File No. 0-24484

Dear Mr. Littlepage:

The following information is furnished in response to the comments in your letter dated May 8, 2007. Response numbers correspond to the comment numbers in your letter.

Form 10-K

Financial Statements

Notes to Consolidated Financial Statements

Revenue Recognition, page 37

1:	Refer to the penultimate paragraph on page 37 regarding your revenue recognition policy for fixed fee or lump-sum engagements. Please explain to us how you apply the proportional performance accounting model to these arrangements and your basis for doing so under GAAP. Include in your response a description of the significant terms of your fixed price or lump-sum engagements, and relate these terms to your revenue recognition policy. Also, please refer us to the authoritative accounting literature that supports your use of this policy.

Response: We provide services for certain clients under contracts that are fixed price or lump sum contracts. Revenue recognized for these contracts represented less than 1% of our consolidated net revenues in each of the three years ended December 31, 2006.

The services we render to our clients under the relevant contracts generally require us to perform acts which span multiple accounting periods. In compliance with Staff Accounting Bulletin (“SAB”) 101, as amended by SAB 104, we recognize revenue for fixed price or lump sum engagements in the period services are rendered. We record accounts receivable when we invoice our clients for services rendered, pursuant to contractual terms. We determined that the proportional performance accounting model was the most appropriate method of accounting because, among other reasons:

(a)	our clients receive value as our services are performed;

(b)	if we fail to perform, our client or the client’s new provider would not need to start over – they could pick up where we left off;

(c)	payment is generally required throughout the services delivery process – not just upon completion of stated milestones;

(d)	the contracts address interim acts as well as the final act;

(e)	the final act is not significantly different than the other acts performed and is certainly not so significant in relation to the service as a whole such that the performance has not substantially taken place prior to the execution of that final act; and

(f)	we have the ability to complete all of the acts in the delivery process.

We feel the proportional performance accounting model appropriately recognizes the legal and economic results of these contracts on a timely basis, and presents the economic substance of these transactions in the clearest manner. This method also accurately presents the relationship between gross profit from these contracts and the related period costs.

We will revise our future disclosure on revenue recognition for revenue generated from fixed price or lump sum contracts to either disclose the percentage of revenue generated from these types of contracts or omit the disclosure in its entirety due to the immaterial amount of revenue involved.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions, or if we may be of further assistance, please feel free to contact me at (904) 360-2869.

Very truly yours,

/s/ Robert P. Crouch
Robert P. Crouch Senior Vice President, Treasurer and Chief Financial Officer